Mail Stop 4561

October 14, 2008

Michael W. Sheridan
Executive Vice President, General Counsel and Corporate Secretary
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN 55425

>   **Re: Ceridian Corporation**
>   **Registration Statement on Form S-4**
>   **Filed September 12, 2008**
>   **File No. 333-152649**

Dear Mr. Sheridan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you may increase the outstanding principal amount of the Senior Toggle Notes or issue additional Senior Toggle Notes in connection with the payment of PIK interest or partial PIK interest. Please tell us whether the $475 million Senior Toggle Notes reflected on the registration statement fee table in the initial filing includes additional notes that may be paid as PIK interest. If not, please amend the filing to register the amount of notes that you expect to issue as PIK interest.

The Exchange Offers

Purpose and Effect, page 33

2.   Refer to the last sentence on page 33, which states that holders will not have the
        right to require you to register the Restricted Notes under the Securities Act.
        Please reconcile this statement with Section 2(c) of the Registration Rights
        Agreement filed as Exhibit 4.3 to the registration statement. This provision
        appears to require you to file a registration statement under the Securities Act
        under certain circumstances. We note a similar statement on page 4 of the Letter
        of Transmittal filed as Exhibit 99.3.

Expiration Date; Amendments, page 34

3.   We note your disclosure in paragraph 2, that you may extend or terminate the
        exchange offer by giving oral or written notice to the exchange agent. Please
        advise us how your proposed notification method is reasonably calculated to
        reach registered holders of the outstanding notes or otherwise satisfies the
        requirements of Rule 14e-1(d).

Ratio of Earnings to Fixed Charges, page 42

4.   Please advise us why deferred financing fees and the debt discount were not
        included in your calculation of the earnings to fixed charges ratios. Refer to Item
        503(d) of Regulation S-K.

Note 3. Merger, page F-22

5.   We note your response to comment 42. Please tell us to what extent you relied on
        the fair value estimates provided by the outside appraisal firms. Please expand on
        the role of these advisors as compared to the role of management in determining
        the asset fair values that were used in the purchase price allocation included in
        this filing.

Part II

Exhibit 5.1

6.   Please provide a revised opinion that addresses the validity of the Guarantees
        made by the Non-Delaware Guarantors. The revised opinion also should omit
        assumptions regarding the valid existence, corporate power and authority, and
        execution delivery and performance by the Non-Delaware Guarantors.

<u>Exhibit 99.1</u>

7.   The representations in the letter of transmittal must be made by the ultimate beneficial owners. Please revise clause 2 in this exhibit to clarify this. Further, please confirm to us that you recognize that it is your responsibility to obtain the required representations.

<u>Exhibit 99.2</u>

8.   Please revise the third paragraph in this exhibit to clarify that the clients are making the representations in the letter of transmittal.

<u>Exhibit 99.3</u>

9.   Please revise the last paragraph on page 3 to disclose that broker-dealers who acquired the Restricted Notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resales of the Exchange Notes and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. In addition, please disclose that such broker-dealers cannot use the exchange offer prospectus in connection with resales of the Exchange Notes.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Todd R. Chandler (via facsimile)